Exhibit 99.2

Silicon Motion Technology Corporation Announces Resignation of Chief Financial Officer

Taipei, Taiwan, R.O.C., February 1, 2007- Silicon Motion Technology Corporation (NASDAQ: SIMO) today announced that Richard Wei, Chief Financial Officer and Principal Accounting Officer, resigned from his position effective January 31, 2007. He has been recruited by a pre-IPO company in China.

Jason Chiang, Vice President and Special Assistant to Chief Executive Officer of Silicon Motion, will assume the additional responsibilities of Chief Financial Officer until a replacement for Richard is named. Silicon Motion has already narrowed its search for Richard’s replacement to a short list of candidates. Management believes a replacement will be named before the end of the first quarter.

Wallace Kou, Chief Executive Officer of Silicon Motion, said, “We are thankful to Richard for his many contributions to Silicon Motion and wish him the best in his future endeavors. Richard joined us in April 2005 prior to our IPO listing on June 30 of the same year. He was instrumental in bringing our financial controls, procedures and reporting up to global standards and he will truly be missed.”

Mr. Kou continued, “Jason Chiang is a perfect fit for us as he takes on the interim role. Jason joined Silicon Motion in 2002 and was our CFO from June 2002 to March 2005 prior to Richard’s arrival. This experience gives him a very close familiarity with both our company and our financial reporting, and I am very confident that he will be able to effectively transition us to a full-time CFO once we decide on a replacement.

About Silicon Motion:

Silicon Motion Technology Corporation is a leading fabless semiconductor company that designs, develops, and markets universally compatible, high-performance, low-power semiconductor solutions for the multimedia consumer electronics market. The Company’s semiconductor solutions include controllers used in mobile storage media, such as flash memory cards and USB flash drives, and multimedia systems on a chip, or SoCs, used in digital media devices such as MP3 players, PC cameras, PC notebooks and broadband multimedia phones.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding trends in the multimedia consumer electronics market and our future results of operations, financial condition and business prospects. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, our belief in the outcome of any claim or lawsuit, including our claim against one of our subcontractors for the inventory loss that we sustained during a fire at the subcontractor’s factory; unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers; general economic conditions or conditions in the semiconductor or multimedia consumer electronics markets; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in our customers’ products; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on June 30, 2006. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:	Media Contact:
Selina Hsieh	Sara Hsu
Investor Relations	Project Manager
Tel: +886 3 552 6888 x2311	Tel: +886 2 2219 6688 x3509
E-mail: ir@siliconmotion.com	E-mail: sara.hsu@siliconmotion.com.tw